EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF NATIONAL INSTRUMENT 51-
102 AND SECTION 5.2 OF MULTILATERAL INSTRUMENT 61-101

Item 1.	Name and Address of Company

Banro Corporation (the “Company”) 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario, M5X 1E3

Item 2.	Date of Material Change

April 25, 2013.

Item 3.	News Release

The news release (the "News Release") attached hereto as Schedule “A” announcing the material change was disseminated through the facilities of Marketwired on April 25, 2013.

Item 4.	Summary of Material Change

The Company closed its previously announced short form prospectus offering (the “Offering”) of common shares of the Company and Series A Preference Shares (the “Series A Shares”) of the Company, and its previously announced concurrent private placement (the “Concurrent Offering”) of preferred shares (the “Subco Shares”) of a subsidiary of the Company (Banro Group (Barbados) Limited (the “Subsidiary”)) and associated Series B Preference Shares (the “Series B Shares”) of the Company.

See the attached News Release, which News Release is incorporated herein, for additional information in respect of the Offering and Concurrent Offering.

Item 5.
Full Description of Material Change

5.1    Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

In addition to the information included in this report pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, certain of the following disclosure is required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

(a) a description of the transaction and its material terms:

The Offering consisted of 50,218,634 common shares of the Company issued at a price of Cdn$1.35 per share for gross aggregate proceeds of Cdn$67,795,156 and 116,000 Series A Shares issued at a price of US$25.00 per share for gross aggregate proceeds of US$2,900,000.  The Concurrent Offering consisted of 1,200,000 Subco Shares and 1,200,000 associated Series B Shares issued at a price of US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000.

(b) the purpose and business reasons for the transaction:

The net proceeds of the Offering and Concurrent Offering are expected to be used for development costs of the Company’s Namoya project and for administrative and general expenses and working capital of the Company.

(c) the anticipated effect of the transaction on the issuer’s business and affairs:

The Offering and Concurrent Offering improved the Company's financial position by providing funds to be used by the Company as per paragraph (b) above.

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

BlackRock World Mining Trust plc ("BlackRock") was the purchaser of all of the the Subco Shares and Series B Shares issued under the Concurrent Offering. The Company understands that affiliates of BlackRock (the "BlackRock Group") control or have investment discretion over more than 10% of the outstanding common shares of the Company, such that BlackRock is a "related party" of the Company within the meaning of MI 61-101. The Company also paid to BlackRock a fee in the amount of US$300,000 pursuant to the share purchase agreement (the “Share Purchase Agreement”) entered into among the Company, the Subsidiary, BlackRock and GMP Securities L.P, which agreement set out the terms of the purchase of the Subco Shares and Series B Shares by BlackRock under the Concurrent Offering. As well, the Company understands that BlackRock acquired 5,685,000 common shares of the Company issued under the Offering.

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Based on the most recent public filing made by the BlackRock Group of which the Company is aware, the Company understands that prior to the closing of the Offering and the Concurrent Offering, the BlackRock Group beneficially owned or controlled 29,151,624 (or 14.43%) of the outstanding common share of the Company. As a result of participation in the Offering and the Concurrent Offering described above, and again based on the said most recent public filing, the Company understands that the percentage of common shares of the Company beneficially owned or controlled by the BlackRock Group has decreased from 14.43% to 13.81%.

The BlackRock Group, through BlackRock, holds all of the Subco Shares and Series B Shares (no Subco Shares or Series B Shares were outstanding prior to the Concurrent Offering).

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Offering and the Concurrent Offering were unanimously approved by the board of directors of the Company in accordance with applicable law. There were no contrary views or disagreements in respect of the Offering or the Concurrent Offering.

(f) a summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable. See paragraph (i) below.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction

In respect of its purchase under the Concurrent Offering, (a) BlackRock entered into the Share Purchase Agreement, which set out the terms of the purchase by BlackRock of the Subco Shares and Series B Shares as summarized above and which contained typical representations, warranties and covenants of the Company, the Subsidiary and BlackRock and typical closing conditions, and (b) BlackRock entered into an exchange and support agreement (the “Support Agreement”) with the Company and the Subsidiary. In the Support Agreement, the Company granted to BlackRock the right to exchange with the Company, at any time and from time to time on notice as provided in the Support Agreement, each Subco Share (together with one Series B Share) held by BlackRock for one Series A Share. The Support Agreement also provides, among other things, that for as long as any Subco Shares remain outstanding:

●	the Company will not declare or pay any dividend on the Series A Shares unless (i) the Subsidiary shall simultaneously declare or pay, as the case may be, a dividend per share in the same amount and in the same currency and with the same record date on the Subco Shares, and (ii) the Subsidiary shall be permitted to do so under applicable law;

●	the Company will advise the Subsidiary sufficiently in advance of the declaration by the Company of any dividend on Series A Shares and take all such other actions as are reasonably necessary, on co-operation with the Subsidiary, to ensure that the respective declaration date, record date and payment date for a dividend on the Subco Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the Series A Shares;

●	the Company will ensure that the record date for any dividend declared on the Series A Shares is not less than 7 days after the declaration date of such dividend and that the record date for any resolution to be considered by the holders of Series A Shares is not less than 7 days after the announcement of the meeting is made by the Company;

●	the Company will not optionally redeem, in whole or in part, the Series A Shares unless (i) the Subsidiary shall simultaneously optionally redeem the Subco Shares on a pro rata basis (based on the liquidation preference thereof), and (ii) the Subsidiary shall be permitted to do so under applicable law;

●	the Company will at all times directly or indirectly, through its wholly-owned subsidiaries, hold 100% of the shares of the Subsidiary, other than the Subco Shares;

●	the Company will not carry out a voluntary liquidation, dissolution or winding-up of the Subsidiary;

●	the Company will not vote any Series B Shares or Subco Shares acquired by it; and

●	the Company will advise the holder of the Subco Shares of any determination by it to institute voluntary liquidation proceedings or of any proceeding with respect to the involuntary liquidation of the Company.

Copies of the Share Purchase Agreement and Support Agreement have been filed on SEDAR and may be accessed at www.sedar.com.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101, respectively, and the facts supporting reliance on the exemptions

Under subsections 5.5(a) and 5.7(1)(a) of MI 61-101, the Company is exempted from the requirements under MI 61-101 of having to perform a formal valuation and obtain minority shareholder approval in connection with the Offering and the Concurrent Offering, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as they involve interested parties, exceeds 25% of the Company’s market capitalization, calculated in accordance with MI 61-101, at the time the transaction was agreed.

5.2 Disclosure for Restructuring Transactions Not Applicable.

Item 6.	Reliance of Section 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Arnold T. Kondrat
Executive Vice President
Tel: (416) 366-2221

Item 9.	Date of Report

May 6, 2013.

Schedule “A”

PRESS RELEASE

Banro Closes US$100 Million Financing

NOT FOR DISSEMINATION INTO THE UNITED STATES

Toronto, Canada – April 25, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) is pleased to announce the closing of its previously announced short form prospectus offering (the “Offering”) of Common Shares and gold-linked preferred Series A Shares, and its previously announced concurrent private placement (the “Concurrent Offering”) of gold linked preferred Subco Shares and associated Series B Shares.

The Offering consisted of 50,218,634 Common Shares priced at C$1.35 per Common Share for gross aggregate proceeds of C$67,795,156 and 116,000 Series A Shares priced at US$25.00 per Series A Share for gross aggregate proceeds of US$2,900,000. The Concurrent Offering consisted of 1,200,000 Subco Shares and associated Series B Shares priced at US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000.

The Offering was conducted by a syndicate of agents led by GMP Securities L.P. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Cormark Securities Inc.

Banro has granted the Agents an over-allotment option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 7.5% of the aggregate number of Common Shares issued under the Offering at a price of C$1.35 per Common Share.

The net proceeds of the Offering and the Concurrent Offering are expected to be used for development costs of the Company’s Namoya Project and for administrative and general expenses and working capital of the Company.

These securities have not been registered under the United States Securities Act of 1933, as amended, or any state securities law, and they may not be offered or sold in the United States unless an exemption from registration is available. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities in the United States.

The defined terms in this press release have the same meaning ascribed to them in the Company’s final prospectus dated April 15, 2013.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema

A-2

provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to the completion of the construction of the mine at Namoya and the Company's plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.